Hydrofarm Holdings Group, Inc.
1510 Main Street

Shoemakersville, PA 19555

November 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Hydrofarm Holdings Group, Inc.
Registration Statement on Form S-3
Filed on November 9, 2022
File No. 333-268270 (the “Registration Statement”)
Acceleration Request

Dear Ms. Adeloye:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Hydrofarm Holdings Group, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, November 21, 2022, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Kenneth R. Koch, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768 with any questions regarding this request.

Very truly yours,

Hydrofarm Holdings Group, Inc.

By:	/s/ B. John Lindeman
B. John Lindeman
Chief Financial Officer

cc:       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.